August 9, 2012

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultra Petroleum Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 17, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012, filed May 3, 2012
File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp. (“Ultra” or the “Company”), to your letter dated July 27, 2012 (the “Comment Letter”) containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 17, 2012 (the “Form 10-K”) and the Company's Form 10-Q for the Fiscal Quarter Ended March 31, 2012, filed May 3, 2012 (the “Form 10-Q”).

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year Ended December 31, 2011

Oil and Gas Reserves, page 28

1.	We note you disclose that your proved undeveloped (PUD) reserves are limited to economic locations that are scheduled for development in accordance with your current planning and budgeting process and that none are beyond five years.

However, on page 29 you disclose that as a result of your drilling activities, you converted 330.3 Bcfe or 13% of PUD reserves in 2011; and on page 26 of your prior Form 10-K you disclose that you converted 278.6 Bcfe or 12% of your PUD reserves in 2010. Additionally, on page 18 of your most recent Form 10-Q you state that during the quarter, you recognized $4.8 million in rig cancellation fees to reduce your drilling rig count from six rigs at December 31, 2011 to two rigs in response to low natural gas prices.

SEC Comment Letter Response – ULTRA PETROLEUM
August 9, 2012

Tell us how your expectation for development of the PUD reserves within five years of being booked has properly taken into account your historical rate of development and planned reduction in drilling activities.

Response:	Our plan for developing our proved undeveloped reserves within five years is based more on our expected future capital investments than our historical development pace, and the pace of future capital investments utilized in our 2011 year-end reserve is at a reasonable pace of investment that would conservatively allow us to develop our proved undeveloped reserves within five years.

At year end 2011, we reported $4.3 billion of future development costs for our proved reserves. This $4.3 billion figure is only three times our annual investment pace during 2010 and 2011 ($1.4 billion and $1.5 billion, respectively), and roughly four and a half times our original 2012 capital budget.

Our plan for developing proved undeveloped reserves is also based on our expected future drilling activities, and we did take into account the possibility of reduced activity in 2012 during a period of falling natural gas prices in booking proved undeveloped reserves at year-end 2011. In addition, because our investments in projects we do not operate has increased in recent years, a reduction in our operated rig count does not have a proportionately large impact on our future development plans.

Financial Statements

2.	We note that while you report significant undeveloped proved reserves in your table on page 79, you have characterized all costs of proved properties as costs of developed properties in your tables under this heading and on page 81. Tell us whether this was your intention and if not please revise accordingly.

Response:	Because we use the full cost method of accounting for our oil and natural gas operations, we capitalize all our costs incurred in the acquisition, exploration and development of our properties (except for certain costs that are excludable, for example, costs related to unevaluated properties) and then reduce the aggregate amount of those costs by accumulated depletion, depreciation and amortization attributable to our properties. The amount of those costs (less the reductions) at our Fiscal Year end was $3,651,622. That net amount is disclosed both in the referenced table on page 81 and also on our balance sheet set forth on page 56 of the Form 10-K.

However, we note the Staff's comment, and in future filings we will use the label "Proven properties" where "Developed Properties" appears on page 81 of the 10-K.

SEC Comment Letter Response – ULTRA PETROLEUM
August 9, 2012

Form 10-Q for the Fiscal Quarter ended March 31, 2012

General

3.	Please revise the accounting and disclosure in your interim report as necessary to address all applicable comments written on your annual report.

Response:	We will revise the disclosure in our future interim reports as necessary to address our response to Item #2 from the Comment Letter (as noted above).

* * *

Please note: the Company would appreciate the Staff updating the contact information for future comment letters to the following:

Ultra Petroleum Corp.

400 N Sam Houston Parkway E, Suite 1200

Houston, TX 77060

Attn:	Garrett B. Smith
Senior Attorney
Fax:	(281) 876-2831

Finally, as requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and the Form 10-Q do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and the Definitive Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith

Garrett B. Smith
Senior Attorney